Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-227766, 333-227766-01 and 333-227766-02

FCFMOTA 2019-3&4 Investor Presentation September 2019

U.S. Floorplan Securitization Free Writing Prospectus Registration Statement Nos. 333-227766, 333-227766-01 and 333-227766-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-800-294-1322.

Agenda U.S. U.S. U.S. Floorplan Floorplan Floorplan Transaction Master Trust Risk Management 4 9 17 27 33 42 Corporate Overview Ford Credit Appendix 3 CONTACT INFORMATION Karen Rocoff Investor Relations (313) 621-0965 krocoff@ford.com Information on Ford Motor Company: www.shareholder.ford.com Information on Ford Motor Credit Company: www.fordcredit.com/investor-center

U.S. Floorplan Transaction

Floorplan Transaction Transaction Issuer Participants And Potential Ford Credit Floorplan Master Owner Trust A Timing Depositors Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Joint-Lead Managers (Active) BofA Securities, Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC Goldman Sachs & Co. LLC Wells Fargo Securities, LLC Joint-Lead Managers (Passive) Expected Key Dates Item Indenture Trustee Owner Trustee The Bank of New York Mellon U.S. Bank Trust National Association Thursday, September 12 Start Pre-Marketing Monday, September 16 Announce Transaction Backup Servicer Wells Fargo Bank, National Association Tuesday, September 17 Price Transaction Asset Representations Reviewer Clayton Fixed Income Services LLC Friday, September 20 Settlement Date 5 September 2019 SMTWTFS 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 1 2 3 4 5

Floorplan Transaction Transaction Summary • Ford Credit Floorplan Master Owner Trust A (“FCFMOTA”) plans to offer the following series: - Series 2019-3, which will be comprised of $750 million of AAA-rated Class A Notes and approximately $35 million of AA-rated Class-B Notes, each with a 2.99 WAL Series 2019-4, which will be comprised of $350 million of AAA-rated Class A Notes and approximately $16 million of AA-rated Class-B Notes, each with a 4.99 WAL The aggregate principal amount of each class of notes of a series may be increased or decreased, pro rata, on or before the day of pricing - - • Consistent credit enhancement compared with prior transactions which includes subordinated notes, required subordinated amount, reserve amount and excess spread FCFMOTA 2019-3 includes LIBOR fallback mechanics based on the Alternative Reference Rates Committee’s recommended fallback language for new issuances of securitizations • - - Class A-2 notes will accrue interest at a floating rate based on a benchmark, which will initially be one-month LIBOR The benchmark may change in certain situations. For more information on how one-month LIBOR is determined and the circumstances under which the benchmark may change, you should read "Description of the Notes — Payments of Interest — Floating Rate Benchmark; Benchmark Transition Event" in the Prospectus • Ongoing quarterly statistical reporting will be published on Ford Credit’s website 6

Transaction Structure – Series 2019-3

Capital Structure	Series Allocation[1]	Expected Ratings Moody's	Expected Ratings S&P
Class A notes (Fixed/Float)	76.00%	Aaa(sf)	AAA(sf)
Class B notes (Fixed)	3.50%	Aa1(sf)	AA+(sf)
Class C notes (Fixed)[2]	5.00%	NR	NR
Class D notes (Fixed)[2]	3.00%	NR	NR
Subordination Factor	12.50%		
Total	100.00%		
Cash Reserve	0.35%		
Total Class A Enhancement	24.35%		

Class A Note Size	$750 million (subject to change)
Payment Type	Fixed / Float[3]
Benchmark	Interpolated Swaps / 1M Libor
Expected Final	September 15, 2022
Legal Final	September 15, 2024
ERISA Eligible	Yes
Method of Distribution	Public
3-Month Payment Rate Trigger	Payment Rate Below 25%[4]

(1) As a percent of the required pool balance allocated to the series
(2) The Class C and Class D notes are not being offered by the prospectus
(3) The Class A-2 notes will accrue interest at a floating rate based on a benchmark, which will initially be one-month LIBOR. However, the benchmark may change in certain situations. For more information on how one-month LIBOR is determined and the circumstances under which the benchmark may change, you should read "Description of the Notes — Payments of Interest — Floating Rate Benchmark; Benchmark Transition Event" in the Prospectus
(4) If the 3-Month Payment Rate falls below the trigger, Subordination Factor will increase by 4 ppts, or the Reserve Account Reserve Percentage will increase by the Step-Up Percentage

7 | FORD CREDIT

Transaction Structure – Series 2019-4

Capital Structure	Series Allocation[1]	Expected Ratings Moody's	Expected Ratings S&P
Class A notes (Fixed)	76.00%	Aaa(sf)	AAA(sf)
Class B notes (Fixed)	3.50%	Aa1(sf)	AA+(sf)
Class C notes (Fixed)[2]	5.00%	NR	NR
Class D notes (Fixed)[2]	3.00%	NR	NR
Subordination Factor	12.50%		
Total	100.00%		
Cash Reserve	0.35%		
Total Class A Enhancement	24.35%		

Class A Note Size	$350 million (subject to change)
Payment Type	Fixed
Benchmark	Interpolated Swaps
Expected Final	September 15, 2024
Legal Final	September 15, 2026
ERISA Eligible	Yes
Method of Distribution	Public
3-Month Payment Rate Trigger	Payment Rate Below 25%[3]

(1) As a percent of the required pool balance allocated to the series
(2) The Class C and Class D notes are not being offered by the prospectus
(3) If the 3-Month Payment Rate falls below the trigger, Subordination Factor will increase by 4 ppts, or the Reserve Account Reserve Percentage will increase by the Step-Up Percentage

8 | FORD CREDIT

U.S. Floorplan Securitization

U.S. Floorplan Securitization Portfolio Overview • • Ford Credit has been financing dealer vehicle inventory since 1959 and securitizing floorplan receivables since 1991 Ford’s goal is to maintain a profitable network of Ford and Lincoln dealerships that deliver an innovative and engaging sales and service experience for customers. At year-end 2018, Ford and Lincoln had approximately 3,250 dealers Over the past five years, Ford Credit financed approximately 76% to 77% of all Ford and Lincoln dealer new vehicle inventory Floorplan receivables are secured primarily by the financed vehicles, and payment is required when the vehicle is sold Ford Credit’s floorplan portfolio has historically experienced very low losses, primarily driven by strong risk management practices and servicing: • • • - Continuous dealer monitoring of financial health, payment performance, vehicle collateral status and risk-based on-site inventory audits Use of proprietary risk rating assessment and behavioral scoring models Intensifying risk management actions as dealer risk increases Leveraging access to dealer information through Ford relationship - - - 10

U.S. Floorplan Securitization Trust Overview • Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 50 series Ford Credit offers floorplan asset-backed securities through various channels: • - - - Publicly registered transactions Rule 144A transactions Other private transactions 11

U.S. Floorplan Securitization Performance Overview Trust Pool Net Losses (Recoveries) as a Percent of Average Principal Balance Floorplan Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance 0.013% 0.004% Trust Pool 3-Month Average of Monthly Principal Payment Rate* Trust Pool Dealer Risk Ratings 90% Group IV (Poor) 50% 10% Group I (Strong) * The three-month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months ** Estimated days’ supply derived from payment rate 12 Payment Rate Percent of Principal Balance 100%Other 80% 70% 60% Group III 40% 30%Group II 20% 0% Dec-14Dec-15Dec-16Dec-17Dec-18Jun-19 65%Memo: 55% 45% 35% 25% 15% Jan-14Jul-14Jan-15Jul-15Jan-16Jul-16Jan-17Jul-17Jan-18Jul-18Jan-19 Days Supply** Payment rate triggers 80 120 143 Lowest 3-Month Average Payment Rate was 29.9% in February 2005 Losses January 2004 was 0.353% in 2009 0.202% 0.064% (0.008)%(0.004)%(0.004)% 201420152016201720182Q182Q19 Recoveries Highest Net Loss Percentage on Floorplan Portfolio since Losses 0.000%0.000%0.000%0.000%0.000%0.000%0.000% 201420152016201720182Q182Q19 Recoveries No Trust losses realized since inception because depositors elected to accept reassignment of receivables from “status” accounts

U.S. Floorplan Securitization

Historical Balance

Historical Trust Balance vs. Required Pool Balance ($B)


Trust Balance (excluding EFA)
Required Pool Balance
$19.3
$15.1
Cash funding required as a result of low Trust balance*
Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19

* Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs)

13 FORD CREDIT

U.S. Floorplan Securitization Structure Overview – Series 2019-3&4 Credit enhancement in the floorplan securitization program includes: • • • • Subordination of junior notes Available subordinated amount Cash reserve (0.40% of notes) Excess spread e Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limits - Dealer concentration (5% for AutoNation) 2% 0.0 (2% for lower-rated manufacturers) A Hard Credit Enhancement ~24.35% * As of June 30, 2019 14 ConcentrationIncremental Limit Subordination * (Mils) - Ineligible receivables N/A $ 23.4 - Used vehicle concentration 20% 0.0 - Fleet concentration 4% 0.0 - Medium/Heavy truck concentration 2% 0.0 - Manufacturer concentration 10% 0.0 Total: $23.4 Class A Notes ("AAA") % of Pool Balanc allocated to the Series 76.0% 3.5% 5.0% 3.0% 12.5% Class B Notes ("AA") Class C Notes (“Not Rated") Class D Notes (“Not Rated") Available Subordinated Amount Reserve Account 0.35% Total Class Excess Spread

U.S. Floorplan Securitization Key Series Triggers • Enhancement Step-Up Trigger - If average monthly principal payment rate for the three preceding collection periods is less than 25%, subordination or reserve fund increases by four percentage points • Amortization Triggers - - Average monthly principal payment rate for the three preceding collection periods is less than 21% Cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months Available subordinated amount is less than the required subordinated amount Bankruptcy, insolvency or similar events relating to the depositor, the issuer, Ford Credit or Ford Motor Company - - 15

U.S. Floorplan Securitization Outstanding Series* Private Variable Funding Notes 144A Term Series 2013-2, 2014-3, 2015-3, 2016-2 Series 2006-1, 2014-5 Amount Outstanding ($Bils) Senior Hard Enhancement (AAA Notes) Maturity Ranges $0.0 25.75% September 2019 - April 2021 $1.7 24.27% March 2020 - March 2023 Trust Balance (Bils) • Private Variable Funding Notes (VFN) are used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity Total VFN capacity of $3.2 billion Total Trust balance of $19.3 billion Unfunded Assets $4.1 • • Existing Subordination $2.1 Total Funding $13.1 * As of June 30, 2019 16 $19.3 Public Term Series 2015-2, 2015-5, 2016-3, 2016-5, 2017-1, 2017-2, 2017-3, 2018-1, 2018-2, 2018-3, 2018-4, 2019-1, 2019-2 $11.4 24.35% - 25.35% November 2019 - November 2028

U.S. Floorplan Risk Management

U.S. Floorplan Risk Management Underwriting and Credit Review Process Dealer Structure Personal guarantees from many dealers • Dealers vary in size and complexity – from single store to multi-point/multi-franchise organizations Assets • • • Stocks, bonds, cash Non-dealer real estate Other assets, e.g. boat, plane, jewelry and furniture • Many dealers use a holding company structure (see chart) Collateral • The financed vehicles are the primary collateral for dealer floorplan loans Assets • Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth • For many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer-adjusted net worth and real estate equity • • Assets • Land • Buildings 18 Primary Collateral Financed new and used vehicles Real Estate Holding Company Secondary Collateral Dealer (Borrower) Secondary Collateral Dealer Principal Secondary Collateral Holding Company

U.S. Floorplan Risk Management Underwriting and Credit Review Process • A dealership seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer including: • - - - - Business, legal and operations structure, including number of manufacturer franchises Credit information Financial statements or tax returns Types of vehicles in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet • • Ford Credit evaluates the dealer’s financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to the ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, at least annually, following the similar process utilized to evaluate new dealer account originations • 19

U.S. Floorplan Risk Management Dealer Risk Rating Assessment • Ford Credit evaluates new dealer account originations (using a proprietary scoring model), performs ongoing credit reviews of dealers and assigns risk ratings For purposes of securitization-related disclosure, dealer risk ratings are categorized into groups: • • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet financial obligations, including operating performance, profitability, the size and age of vehicle inventory, dealer guarantees, financial and floorplan payment and performance and credit history Ford Credit updated its dealer risk rating model in August 2019; model is validated regularly to ensure the integrity and performance of the model and is updated if necessary • 20

U.S. Floorplan Risk Management Dealer Monitoring Strategy Monitor • • • • Payoffs Aged Inventory Over-line Report Financial Statements Monthly Accounts Review • Assess dealer risk and determine action plans Watch Report – Medium to High Risk • Formal review of action plans and results presented to senior management (plans may include more frequent physical audits) No Further Action Intensive Care Unit (ICU) – High Risk • • More experienced risk team Increased intensity surrounding action plans and timelines Watch Report ICU Status Status • • On-site control Focus on asset protection Liquidation • Focus on loss mitigation 21 Liquidation MAR Directed Action Plans Monitor Monthly Accounts Review (MAR)

U.S. Floorplan Risk Management Inventory Audits • • A dealer’s risk rating determines the frequency of on-site vehicle inventory audits Ford Credit engages a vendor to perform on-site vehicle inventory audits - - Audit team size varies based on dealer locations and complexity Dealer group locations are typically audited same day • • • • • Dealer generally does not receive advance notice of an audit Strict controls in place to limit how often the same auditor may lead a dealer’s audit Ford Credit generally reconciles each audit the same day Immediate payment is required for any sold vehicle Ford Credit follows a robust quality assurance process to monitor the vendor’s performance 22

U.S. Floorplan Risk Management Ford Credit Monitoring Actions • Ford Credit has business center employees dedicated to dealer monitoring, including dealer fraud, utilizing a robust suite of risk monitoring tools and models. If any issues when monitoring a dealer are discovered, Ford Credit may: - - - - - Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Require curtailments, or monthly principal payments, on aged vehicle inventory Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with Ford or Lincoln sales division to ensure an aligned approach - - - 23

U.S. Floorplan Risk Management Dealer Status Procedures • A dealer status is declared when: - Dealer does not satisfy a sold-out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Other circumstances that warrant immediate action - - - • Once a status is declared, Ford Credit may suspend credit lines and: - - - - - - - Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate Initiate legal action to exercise rights under the floorplan financing agreement 24

U.S. Floorplan Risk Management Dealer Status Procedures (Cont.) • If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: - - Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors • Should liquidation be necessary, inventory is disposed through the following channels: - - - Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction 25

U.S. Floorplan Risk Management Captive Finance Company Benefits • Integrated systems enable real time controls Other captive finance company benefits include: Ford Ford Credit Information on sold vehicles reported to Ford Credit and matched to floorplan receivables • - Access to monthly dealer financial statements that allow monitoring of dealer financial strength Dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on various aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets North American Vehicle Information System Dealer Floorplan Receivables System - - Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives - Dealer 26

Corporate Overview

Creating Tomorrow, Together Belief Passion for Product & Deep Customer Insight Fitness Metrics Culture & Values 28 Our People Operating Leverage Build, Partner, Buy Capital Efficiency Strong Balance Sheet Free Cash Flow Growth EBIT Margin ROIC Mobility Experiences Autonomous Technology Propulsion Choices Winning Portfolio Our Plan for Value Creation Our Aspiration To become the world’s most trusted company, designing smart vehicles for a smart world. Our Freedom of movement drives human progress.

Strategic Focus • • • Fortifying franchise strengths with new products Improving mix with higher ATPs and margins Strengthened electric vehicle plan, including future vehicles and VW with Rivian • • • • Improving free cash flow, driven by Automotive Improving operating leverage and breakeven Reallocating capital to higher-return investments Advancing alliances, including with VW, Mahindra and Rivian • Executing redesign of regional businesses and global management structure; accelerating actions in Europe • Scaling products and businesses connecting smart vehicles to a smart world Building out AV business operations and commercial deployment plans as we develop and test the technology • 29 Smart Vehicles For A Smart World Accelerating Global Redesign Fitness Winning Portfolio

Company 2Q 2019 Results ($M) • Company adj. EBIT driven by another strong quarter of Auto and Credit performance $1,654 • Auto grew 19% YoY; sequential EBIT decline driven by volume impact of all-new Explorer launch • Credit grew 29% YoY • Continued strategic investment in future Mobility $(1,205) Taxes / Non-Controlling Interests • Corporate Other includes the $0.2B mark-to-market loss on Pivotal investment Net Income (GAAP) Auto Mobility Ford Credit Corporate Other Company Adj. EBIT* Interest On Debt Special Items B / (W) 2Q 2018 1Q 2019 • Significant Special Items reflect restructuring costs in Europe and South America $ 216 (635) $(83) 24 $186 30 $(357) (212) $ (38) (792) $57 - $(1,163) (613) $226 407 $(918) (999) * See Appendix for reconciliation to GAAP and definitions 30 $1,373 $148 $831 $(57) $(264)$(286)$(244)

Automotive 2Q 2019 EBIT By Region ($M) • Auto EBIT of $1.4B was driven by North America which earned 1.7B • Operations outside North America improved 46% YoY, driven by progress in China and Europe $(45) North America South America Asia Pacific Operations Middle East & Africa Automotive Europe China B / (W) 2Q 2018 1Q 2019 $ 216 (635) $ (57) (509) $(27) (47) $126 (3) $328 (27) $(59) 11 $(94) (60) 31 $1,373 $1,696 $(322) $53$30 $(205)$(155)

Automotive Key Metrics SECOND QUARTER YEAR TO DATE • 2Q EBIT grew 19% YoY driven by our franchise strengths and benefits of global redesign Reduction in volume driven by China, lower industry and launch-related volume impact of all-new Explorer Global SAAR (M) Market Share (%) • Wholesale Units (000) Revenue ($B) EBIT ($M) EBIT Margin (%) 32 96.3 6.6% 3,155 $ 74.9 $ 2,889 3.9% 94.9 (1) % 6.1% (0.5) ppts 2,789 (12) % $ 73.0 (3) % $ 3,382 $ 493 4.6% 0.8 ppts 97.3 6.7% 1,493 $ 35.9 $ 1,157 3.2% 95.7 (2) % 6.2% (0.5) ppts 1,364 (9) % $ 35.8 (0) % $ 1,373 $ 216 3.8% 0.6 ppts 2018 H / (L) 2019 2018 H / (L) 2019

Ford Credit

Ford Credit --A Strategic Asset Earnings Before Taxes Distributions $4.9 $3.7 $2.9 $3.1 $2.6 $2.5 $2.5 $2.4 $2.3 $2.0 $1.7 $2.1 $2.1 $2.0 $2.0 $1.9 $1.9 $1.8 $1.2 $(2.6) 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 34 Over The Last 20 Years, Ford Credit Generated $43 Billion In Earnings Before Taxes And $28 Billion In Distributions

Ford Credit Key Metrics SECOND QUARTER YEAR TO DATE Net Receivables ($B) Managed Receivables* ($B) Loss-to-Receivables** (LTR) Auction Values*** Earnings Before Taxes (EBT) ($M) ROE (%) • Strong EBT up 29% YoY • Receivables about flat from a year ago • Healthy U.S. consumer credit metrics with improved LTR Debt ($B) Net Liquidity ($B) Financial Statement Leverage (to 1) Managed Leverage* (to 1) • Balance sheet and liquidity remain strong; managed leverage within target range of 8:1 to 9:1 * See Appendix for reconciliation to GAAP and definitions ** U.S. retail only, previously included both retail and lease *** U.S. 36-month off-lease second quarter auction values at 2Q 2019 mix 35 $137 $27 8.9 8.3 $1414% $3423% 9.50.6 8.60.3 Other Balance Sheet Metrics $143 $151 51 bps $ 18,020 $ 1,286 15% $143-% $152-% 47 bps(4) bps $ 17,905(1) % $ 1,632$346 16%1 ppt $143 $151 40 bps $ 18,435 $645 12% $143-% $152-% 39 bps(1) bp $ 18,465-% $831$186 16%4 ppts 2018 H / (L) 2019 2018 H / (L) 2019

Ford Credit 2Q 2019 Net Receivables Mix ($B) Net Investment in Operating Leases Consumer Financing Non-Consumer Financing $143.4 $112.8 • Operating lease portfolio was 19% of total net receivables • U.S. and Canada represent 98% of operating lease portfolio $26.5 $4.1 Total Americas Europe Asia Pacific 36 $15.8 $10.1 $27.1 $54.8 $30.9 2Q 2019H / (L) 2018 (Pct.)(Ppts.) SUV / CUV572 Truck294 Car14(6) $27.7 $73.8 $41.9

Ford Credit U.S. Origination Metrics Retail and Lease FICO and Higher Risk Mix (Pct) Higher Risk Portfolio Mix Average Placement FICO 747 747 747 745 743 741 • Disciplined and consistent underwriting practices 6% 6% 6% 6% 6% 6% • Portfolio quality evidenced by FICO scores and steady risk mix 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Retail Contract Terms • Extended-term contracts relatively small part of our business Retail ≥ 84 Months Placement Mix Average Retail Placement Term 66 mo 65 mo 65 mo 65 mo 65 mo 65 mo 5% 5% 4% 4% 4% 3% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 37

Ford Credit U.S. Retail Credit Loss Drivers Over-60-Day Delinquencies (excl. Bankruptcies) Repossessions (000) and Repo. Rate (Pct) Repo. Rate Repossessions 1.41% 1.26% 1.26% 1.24% 1.17% 1.13% 0.14% 0.14% 0.13% 0.13% 0.12% 0.11% 8 7 7 7 • Delinquencies and repossessions remained low 6 6 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 • Strong loss metrics reflect healthy consumer credit conditions Severity (000) Charge-Offs ($M) and LTR Ratio (Pct) LTR Ratio Charge-Offs $10.9 $10.9 $10.6 0.66% 0.61% $10.4 0.55% 0.51% $10.3 0.40% 0.39% $9.8 $80 $70 $65 $61 $47 $45 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 38

Funding Structure – Managed Receivables* ($B) 2017 Dec 31 2018 Dec 31 2019 Jun 30 Term Debt (incl. Bank Borrowings) Term Asset-Backed Securities Commercial Paper Ford Interest Advantage / Deposits Other Equity Adjustments For Cash Total Managed Receivables $ 75 53 5 5 9 16 (12) $ 70 60 4 6 10 15 (10) $ 74 57 4 6 10 15 (14) • Funding is diversified across platforms and markets • Well capitalized with a strong balance sheet and ample liquidity $ 151 $ 155 $ 152 Securitized Funding as Pct of Managed Receivables 35% 39% 38% * See Appendix for definitions and reconciliation to GAAP 39 S E C R E T

Public Term Funding Plan* ($B) T hrough 2017 Actual 2018 Actual 2019 Forecast ** Aug 15 Un s e c u r e d – C u r r e n c y o f is s u a n c e (USD Equivalent) USD CAD EUR / GBP Other T otal unsecured Securitizations T otal public $ 10 2 3 $ 6 1 4 $ 8 - 10 1 - 2 4 - 5 $ 8 1 4 1 1 1 1 $ 16 15 $ 13 14 $ 15 - 18 12 - 14 $ 13 8 $ 32 $ 27 $ 27 - 31 $ 22 * Numbers may not sum due to rounding; see Appendix for definitions ** As of July 25, 2019 40 S E C R E T

Cautionary Note On Forward-Looking Statements Statements included or incorporated by reference herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: • • • • • • • • • • • • • • • • • Ford’s long-term competitiveness depends on the successful execution of fitness actions; Industry sales volume, particularly in the United States, Europe, or China, can be volatile and could decline if there is a financial crisis, recession, or significant geopolitical event; Ford’s new and existing products and mobility services are subject to market acceptance; Ford’s results are dependent on sales of larger, more profitable vehicles, particularly in the United States; Ford may face increased price competition resulting from industry excess capacity, currency fluctuations, or other factors; Fluctuations in commodity prices, foreign currency exchange rates, and interest rates can have a significant effect on results; With a global footprint, Ford’s results could be adversely affected by economic, geopolitical, protectionist trade policies, or other events, including Brexit; Ford’s production, as well as Ford’s suppliers’ production, could be disrupted by labor disputes, natural or man-made disasters, financial distress, production difficulties, or other factors; Ford’s ability to maintain a competitive cost structure could be affected by labor or other constraints; Pension and other postretirement liabilities could adversely affect Ford’s liquidity and financial condition; Economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns) could be worse than Ford has assumed; Ford’s vehicles could be affected by defects that result in delays in new model launches, recall campaigns, or increased warranty costs; Ford may need to substantially modify its product plans to comply with safety, emissions, fuel economy, and other regulations that may change in the future; Ford could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise; Ford’s receipt of government incentives could be subject to reduction, termination, or clawback; Operational systems, security systems, and vehicles could be affected by cyber incidents; Ford Credit’s access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors; Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles; Ford Credit could face increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and Ford Credit could be subject to new or increased credit regulations, consumer or data protection regulations, or other regulations. • • • We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. 41 S E C R E T

Appendix

Appendix – Floorplan

U.S. Floorplan Portfolio Performance

		Six months ended June 30,		Year ended December 31,				
		2019	2018	2018	2017	2016	2015	2014
		(Dollars in Millions)						
Ford Credit Portfolio	Average principal balance*	$25,388	$23,784	$23,250	$22,519	$22,312	$19,261	$19,072
	Net losses (recoveries)**	$8.2	$1.5	$46.9	$(0.9)	$0.9	($0.7)	($1.5)
	Net losses (recoveries)/average principal balance***	0.064%	0.013%	0.202%	(0.004)%	0.004%	(0.004)%	(0.008)%
	Liquidations****	$59,068	$58,719	$116,325	$114,264	$109,982	$108,187	$97,427
	Net losses (recoveries)/liquidations	0.014%	0.003%	0.040%	(0.001)%	0.001%	(0.001)%	(0.002)%

* Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated

** Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit's dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher

*** For non-annual periods, the percentages are annualized

**** Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated

43 | FORD CREDIT

Appendix – Floorplan U.S. Floorplan Product Features • Interest and other administrative charges are billed and payable monthly in arrears a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles Insurance Company and the remainder purchase it from other insurance companies 44 •Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing •Over half of the dealers purchase collision coverage through Ford Credit from The American Road •In-transit vehicles are covered by comprehensive insurance arranged by Ford Insurance •Ford Credit requires higher risk dealers to make monthly principal payments, or “curtailments,” prior to the sale or lease of the related vehicle •The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after and less than a year for program and used vehicles •Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Curtailment Terms •Principal due generally upon sale of related vehicle Payment Terms •New vehicles – 100% of invoice amount, including taxes, destination charges and dealer holdback •Auction vehicles – auction price plus auction fee, transportation and taxes •Used vehicles – up to 100% of wholesale value (as determined by selected trade publications) Advance Rates

Appendix – Floorplan U.S. Floorplan Product Features (Cont.) • Not a strict credit limit, and Ford Credit typically permits dealers to exceed their new vehicle credit lines • Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels • Strictly monitored credit limit, and Ford Credit generally does not allow dealers to exceed their used * In-transit floorplan receivable is created at vehicle shipment to dealer ** New floorplan receivable is created on the date the vehicle is delivered to the dealer 45 •Based on a 30-to 45-day vehicle supply depending on dealer risk rating vehicle credit lines without specific approval Used Vehicle Lines •Based on a 60-day vehicle supply for business reasons, including seasonal variations in sales patterns New Vehicle Lines** •Prime rate plus a spread (which may be negative) agreed upon by Ford and Ford Credit •The spread has ranged from approximately -0.70% to 0.30% per annum over the past five years In-transit Vehicle Adjustment Fee* •Current spreads generally range from 1% to 2% for both new and used vehicles •Floorplan rates are not risk based Floorplan Interest Rate

Appendix – Floorplan U.S. Floorplan Trust Legal Structure Ford Motor Company Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Corp. (Depositor) Ford Credit Floorplan Master Owner Trust A (Issuer) Clayton Fixed Income Services LLC (Asset Representations Reviewer) The Bank of New York Mellon (Indenture Trustee) Wells Fargo Bank, N.A. (Back-up Servicer)* US Bank (Owner Trustee) Outstanding Series * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's 46

Appendix – Company Net Income Reconciliation To Adjusted EBIT 2Q ($M) YT D Memo: FY 2018 2018 2019 2018 2019 Net income / (Loss) attributable to Ford (GAAP) Income / (Loss) attributable to non-controlling interests $ 1,066 3 $ 148 2 $ 2,802 12 $ 1,294 39 $ 3,677 18 Net income / (Loss) Less: (Provision for) / Benefit from income taxes $ 1,069 (280) $ 150 (55) $ 2,814 (454) $ 1,333 (482) $ 3,695 (650) Income / (Loss) before income taxes Less: Special items pre-tax $ 1,349 (42) $ 205 (1,205) $ 3,268 (19) $ 1,815 (1,797) $ 4,345 (1,429) Income / (Loss) before special items pre-tax Less: Interest on debt $ 1,391 (301) $ 1,410 (244) $ 3,287 (590) $ 3,612 (489) $ 5,774 (1,228) Adjusted EBIT (Non-GAAP) $ 1,692 $ 1,654 $ 3,877 $ 4,101 $ 7,002 Memo: Revenue ($B) $ 38.9 $ 38.9 $ 80.9 $ 79.2 $ 160.3 Net income margin (GAAP) (%) 2.7% 0.4% 3.5% 1.6% 2.3% Adjusted EBIT margin (%) 4.3% 4.3% 4.8% 5.2% 4.4% 47

Appendix – Ford Credit Liquidity Sources* ($B) 2018 Jun 30 2018 Dec 31 2019 Mar 31 2019 Jun 30 Liquidity Sources Cash Committed asset-backed facilities Other unsecured credit facilities Ford corporate credit facility allocation Total liquidity sources Utilization of Liquidity $ 10.7 32.0 2.8 3.0 $ 10.2 35.4 3.0 3.0 $ 12.8 35.2 3.3 3.0 $ 14.1 35.7 2.9 3.0 $ 48.5 $ 51.6 $ 54.3 $ 55.7 Securitization cash Committed asset-backed facilities Other unsecured credit facilities Ford corporate credit facility allocation Total utilization of liquidity $ (3.3) (17.7) (0.3) - $ (3.0) (20.7) (0.7) - $ (3.3) (19.8) (0.6) - $ (4.0) (17.5) (0.9) - $ (21.3) $ (24.4) $ (23.7) $ (22.4) Gross liquidity Adjustments Net liquidity available for use $ 27.2 0.2 $ 27.2 0.1 $ 30.6 0.4 $ 33.3 0.3 $ 27.4 $ 27.3 $ 31.0 $ 33.6 * See Appendix for definitions 48

Appendix – Ford Credit

Total Net Receivables Reconciliation To Managed Receivables ($B)

	2017 Dec 31	2018 Jun 30	2018 Dec 31	2019 Jun 30
Ford Credit finance receivables, net (GAAP)*	$ 108.4	$ 107.7	$ 109.9	$ 107.6
Net investment in operating leases (GAAP)*	26.7	27.3	27.4	27.7
Consolidating adjustments**	7.6	8.2	8.9	8.1
Total net receivables	$ 142.7	$ 143.2	$ 146.3	$ 143.4
Ford Credit unearned interest supplements and residual support	6.1	6.4	6.8	6.9
Allowance for credit losses	0.6	0.6	0.6	0.5
Other, primarily accumulated supplemental depreciation	1.1	1.3	1.2	1.1
Total managed receivables (Non-GAAP)	$ 150.5	$ 151.5	$ 154.9	$ 151.9

* Includes finance receivables (retail and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit's balance sheet and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit's other creditors

** Primarily includes Automotive segment receivables purchased by Ford Credit which are classified to Trade and other receivables on our consolidated balance sheet. Also includes eliminations of intersegment transactions

49 | FORD CREDIT

Appendix – Ford Credit

Financial Statement Leverage Reconciliation To Managed Leverage ($B)

	2018 June 30	2018 Dec 31	2019 Mar 31	2019 June 30
Leverage Calculation				
Total debt*	$ 136.7	$ 140.1	$ 142.9	$ 141.5
Adjustments for cash**	(10.7)	(10.2)	(12.8)	(14.1)
Adjustments for derivative accounting***	0.5	0.2	(0.1)	(0.6)
Total adjusted debt	$ 126.5	$ 130.1	$ 130.0	$ 126.8
Equity****	$ 15.3	$ 15.0	$ 14.9	$ 14.9
Adjustments for derivative accounting***	(0.2)	(0.2)	(0.2)	(0.1)
Total adjusted equity	$ 15.1	$ 14.8	$ 14.7	$ 14.8
Financial statement leverage (to 1) (GAAP)	8.9	9.4	9.6	9.5
Managed leverage (to 1) (Non-GAAP)	8.3	8.8	8.8	8.6

* Includes debt issued in securitization transactions and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions

** Cash and cash equivalents, and Marketable securities reported on Ford Credit's balance sheet, excluding amounts related to insurance activities

*** Related primarily to market valuation adjustments to derivatives due to movements in interest rates. Adjustments to debt are related to designated fair value hedges and adjustments to equity are related to retained earnings

**** Total shareholder's interest reported on Ford Credit's balance sheet

50 Ford | FORD CREDIT

Non-GAAP Financial Measures That Supplement GAAP Measures We use both GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance. The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying business results and trends, and a means to assess our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted. • Company Adjusted EBIT (Most Comparable GAAP Measure: Net income attributable to Ford) – Earnings before interest and taxes (EBIT) excludes interest on debt (excl. Ford Credit Debt), taxes and pre-tax special items. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting. Pre-tax special items consist of (i) pension and OPEB remeasurement gains and losses, (ii) significant personnel expenses, dealer-related costs, and facility-related charges stemming from our efforts to match production capacity and cost structure to market demand and changing model mix, and (iii) other items that w e do not necessarily consider to be indicative of earnings from ongoing operating activities. When we provide guidance for adjusted EBIT, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses. • Company Adjusted EBIT Margin (Most Comparable GAAP Measure: Company Net Income Margin) – Company Adjusted EBIT margin is Company adjusted EBIT divided by Company revenue. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting. • Adjusted Earnings Per Share (Most Comparable GAAP Measure: Earnings Per Share) – Measure of Company’s diluted net earnings per share adjusted for impact of pre-tax special items (described above), tax special items and restructuring impacts in non-controlling interests. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of the underlying run rate of our business. When we provide guidance for adjusted earnings per share, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses. • Adjusted Effective Tax Rate (Most Comparable GAAP Measure: Effective Tax Rate) – Measure of Company’s tax rate excluding pre-tax special items (described above) and tax special items. The measure provides an ongoing effective rate which investors find useful for historical comparisons and for forecasting. When we provide guidance for adjusted effective tax rate, we do not provide guidance on an effective tax rate basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses. 51

Non-GAAP Financial Measures That Supplement GAAP Measures • Company Adjusted Free Cash Flow (Most Comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities) – Measure of Company’s operating cash flow excluding Ford Credit’s operating cash flows. The measure contains elements management considers operating activities, including Automotive and Mobility capital spending, Ford Credit distributions to its parent, and settlement of derivatives. The measure excludes cash outflows for funded pension contributions, separation payments, and other items that are considered operating cash outflows under U.S. GAAP. This measure is useful to management and investors because it is consistent with management’s assessment of the Company’s operating cash flow performance. When we provide guidance for Company adjusted free cash flow, we do not provide guidance for net cash provided by/(used in) operating activities because the GAAP measure will include items that are difficult to quantify or predict with reasonable certainty, including cash flows related to the Company's exposures to foreign currency exchange rates and certain commodity prices (separate from any related hedges), Ford Credit's operating cash flows, and cash flows related to special items, including separation payments, each of which individually or in the aggregate could have a significant impact to our net cash provided by/(used in) our operating activities. • Adjusted Free Cash Conversion (Most Comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities divided by Net Income Attributable to Ford) – Company Adjusted Free Cash Conversion is Company adjusted free cash flow divided by Company Adjusted EBIT. This non-GAAP measure is useful to management and investors because it allows users to evaluate how much of Ford's Adjusted EBIT is converted into cash flow. • Adjusted ROIC – Calculated as the sum of adjusted net operating profit after cash tax from the last four quarters, divided by the average invested capital over the last four quarters. This calculation provides management and investors with useful information to evaluate the Company’s after-cash tax operating return on its invested capital for the period presented. Adjusted net operating profit after cash tax measures operating results less special items, interest on debt (excl. Ford Credit Debt), and certain pension/OPEB costs. Average invested capital is the sum of average balance sheet equity, debt (excl. Ford Credit Debt), and net pension/OPEB liability. • Ford Credit Managed Receivables – (Most Comparable GAAP Measure: Net Finance Receivables plus Net Investment in Operating Leases) – Measure of Ford Credit’s Total net receivables, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation). The measure is useful to management and investors as it closely approximates the customer’s outstanding balance on the receivables, which is the basis for earning revenue. • Ford Credit Managed Leverage (Most Comparable GAAP Measure: Financial Statement Leverage) – Ford Credit’s debt-to-equity ratio adjusted (i) to exclude cash, cash equivalents, and marketable securities (other than amounts related to insurance activities), and (ii) for derivative accounting. The measure is useful to investors because it reflects the way Ford Credit manages its business. Cash, cash equivalents, and marketable securities are deducted because they generally correspond to excess debt beyond the amount required to support operations and on-balance sheet securitization transactions. Derivative accounting adjustments are made to asset, debt, and equity positions to reflect the impact of interest rate instruments used with Ford Credit’s term-debt issuances and securitization transactions. Ford Credit generally repays its debt obligations as they mature, so the interim effects of changes in market interest rates are excluded in the calculation of managed leverage. 52

Company Definitions And Calculations

<u>Automotive Records</u>

- References to Automotive records for EBIT margin and business units are since at least 2009

<u>Wholesales and Revenue</u>

- Wholesale unit volumes include all Ford and Lincoln badged units (whether produced by Ford or by an unconsolidated affiliate) that are sold to dealerships, units manufactured by Ford that are sold to other manufacturers, units distributed by Ford for other manufacturers, and local brand units produced by our China joint venture, Jiangling Motors Corporation, Ltd. ("JMC"), that are sold to dealerships. Vehicles sold to daily rental car companies that are subject to a guaranteed repurchase option (i.e., rental repurchase), as well as other sales of finished vehicles for which the recognition of revenue is deferred (e.g., consignments), also are included in wholesale unit volumes. Revenue from certain vehicles in wholesale unit volumes (specifically, Ford badged vehicles produced and distributed by our unconsolidated affiliates, as well as JMC brand vehicles) are not included in our revenue

<u>Industry Volume and Market Share</u>

- Industry volume and market share are based, in part, on estimated vehicle registrations; includes medium and heavy duty trucks

<u>SAAR</u>

- SAAR means seasonally adjusted annual rate

<u>Company Cash</u>

- Company cash includes cash, cash equivalents, marketable securities and restricted cash; excludes Ford Credit's cash, cash equivalents, marketable securities and restricted cash

<u>Market Factors</u>

- Volume and Mix – primarily measures EBIT variance from changes in wholesale volumes (at prior-year average contribution margin per unit) driven by changes in industry volume, market share, and dealer stocks, as well as the EBIT variance resulting from changes in product mix, including mix among vehicle lines and mix of trim levels and options within a vehicle line
- Net Pricing – primarily measures EBIT variance driven by changes in wholesale prices to dealers and marketing incentive programs such as rebate programs, low-rate financing offers, special lease offers and stock accrual adjustments on dealer inventory
- Market Factors exclude the impact of unconsolidated affiliate wholesales

<u>Return On Equity (ROE)</u>

- Reflects an annualized return on equity. This metric is calculated by taking net income for the period divided by average equity for the period and annualizing the result by dividing by the number of days in the quarter and multiplying by 365

<u>Earnings Before Taxes (EBT)</u>

- Reflects Income before income taxes

<u>Pension Funded Status</u>

- Current period balances reflect net underfunded status at December 31, 2018, updated for service and interest cost, expected return on assets, settlement gain and associated interim remeasurement (where applicable), separation expense, actual benefit payments and cash contributions. For plans without interim remeasurement, the discount rate and rate of expected return assumptions are unchanged from year-end 2018

Note: Calculated results may not sum due to rounding

53 | FORD CREDIT

Ford Credit Definitions And Calculations Adjustments (as shown on the Liquidity Sources chart) •Include certain adjustments for asset-backed capacity in excess of eligible receivables and cash related to the Ford Credit Revolving Extended Variable-utilization program (“FordREV”), which can be accessed through future sales of receivables Cash (as shown on the Funding Structure, Liquidity Sources and Leverage charts) •Cash and cash equivalents and Marketable securities reported on Ford Credit’s balance sheet, excluding amounts related to insurance activities Committed Asset-Back ed Secur i t y ( “ ABS” ) Faci l i t i es (as shown on the Liquidity Sources chart) •Committed ABS facilities are subject to availability of sufficient assets, ability to obtain derivatives to manage interest rate risk, and exclude FCE Bank plc (“FCE”) access to the Bank of England’s Discount Window Facility Earnings Before Taxes (EBT) •Reflects Income before income taxes as reported on Ford Credit’s income statement ROE (as shown on the Key Metrics chart) •Reflects an annualized return on equity. This metric is calculated by taking net income for the period divided by average equity for the period and annualizing the result by dividing by the number of days in the quarter and multiplying by 365 Securitizations (as shown on the Public Term Funding Plan chart) •Public securitization transactions, Rule 144A offerings sponsored by Ford Motor Credit, and widely distributed offerings by Ford Credit Canada Securitization Cash (as shown on the Liquidity Sources chart) •Securitization cash is cash held for the benefit of the securitization investors (for example, a reserve fund) Term Asset-Backed Securities (as shown on the Funding Structure chart) •Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements Total Debt (as shown on the Leverage chart) •Debt on Ford Credit’s balance sheet. Includes debt issued in securitizations and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions Total Net Receivables (as shown on the Total Net Receivables Reconciliation To Managed Receivables chart) •Includes finance receivables (retail financing and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit’s balance sheet and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit’s other creditors Unallocated Other (as shown on the EBT By Segment chart) •Items excluded in assessing segment performance because they are managed at the corporate level, including market valuation adjustments to derivatives and exchange-rate fluctuations on foreign currency-denominated transactions 54